               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
            _________________________________________

                          SCHEDULE 13D
                        (Amendment No. 1)
            Under the Securities Exchange Act of 1934

                      Atlantic Realty Trust
                      ---------------------
                        (Name of Issuer)


 Common Shares of Beneficial Interest, Par Value $.01 Per Share
                   ___________________________
                 (Title of Class of Securities)

                           048798-10-2
                         (CUSIP Number)

                          Milton Cooper
                    Kimco Realty Corporation
                     3333 New Hyde Park Road
                  New Hyde Park, NY 11042-0020
                         (516) 869-9000

         ______________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           Copies to:

                   Erica H. Steinberger, Esq.
                        Latham & Watkins
                        885 Third Avenue
                  New York, New York 90022-4802


                          July 1, 1996
       __________________________________________________
     (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
          (4), check the following box:  [  ]

          Check the following box if a fee is being paid with the statement: / /


               Page 1 of 7 Pages


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                                                             Page 2 of 7

                          SCHEDULE 13D


CUSIP No. 048798-10-2

1.   Name of Reporting Person

     Kimco Realty Corporation

2.   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                          (b) [ ]
3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                           [  ]


6.   Citizenship or Place of Organization

     Maryland

               7.   Sole Voting Power
                    301,508
Number of
Shares         8.   Shared Voting Power
Beneficially        None
Owned By
Reporting      9.   Sole Dispositive Power
Person              301,508
With
               10.  Shared Dispositive Power
                    None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     301,508

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                            [ X ]

13.  Percent of Class Represented by Amount in Row (11)

     8.5%

14.  Type of Reporting Person
     CO


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                                                      Page 3 of 7

                          SCHEDULE 13D



CUSIP No. 048798-10-2

1.   Name of Reporting Person

     Milton Cooper

2.   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                          (b) [ ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                          [  ]


6.   Citizenship or Place of Organization

     U.S.A.

               7.   Sole Voting Power
                    29,824
Number of
Shares         8.   Shared Voting Power
Beneficially        3,127
Owned By
Reporting      9.   Sole Dispositive Power
Person              29,824
With
               10.  Shared Dispositive Power
                    3,127

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     32,951

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ X ]

13.  Percent of Class Represented by Amount in Row (11)

     .9%

14.  Type of Reporting Person
     IN

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                                                       Page 4 of 7

          Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper hereby amend and supplement their
Schedule 13D originally filed on May 24, 1996, relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"), as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

          Kimco acquired 72,771 Shares, as a result of the distribution (the "Distribution") by RPS Realty Trust ("RPS"), effective May 13, 1996, of Shares to holders of shares of beneficial interest, par value $.10 per share ("RPS Shares"), of RPS in the ratio of one Share for every eight RPS Shares held on the record date for the Distribution (before taking into account a reverse stock split of RPS shares which occurred immediately prior to the Distribution). As previously reported, Kimco acquired an additional 193,137 Shares in open market purchases, the funds for which were obtained from its working capital. Subsequent to the original filing of the Schedule 13D, Kimco acquired an additional 35,600 shares, the funds for which were obtained from its working capital.

Item 5.   Interest in Securities of the Issuer.

          (a) Kimco beneficially owns an aggregate of 301,508 Shares, or approximately 8.5% of the outstanding Shares (based on 3,561,552 Shares reported by the Company to be outstanding in the Company's Quarterly Report on Form 10-Q for the Period Ended March 31, 1996).

          (c) Schedule I attached hereto sets forth all transactions in Shares effected by or for the account of Kimco since the original Schedule 13D filing and hereby amends Part 2 of Schedule I attached thereto.


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                                                          Page 5 of 7

                           Schedule I



     Date Acquired              # of Shares                 Price Per
     -------------              -----------                 ---------
                                                              Share
                                                              -----

       5/24/96                    3,600                      7.8742
       5/29/96                      800                      7.935
       5/30/96                      700                      8.03
       5/31/96                      200                      7.935
       6/3/96                       200                      8.185
       6/4/96                     1,100                      8.185
       6/5/96                     8,300                      8.19
       6/6/96                     1,300                      8.185
       6/10/96                    2,900                      8.185
       6/17/96                      400                      8.435
       6/18/96                      200                      8.435
       6/19/96                      300                      8.435
       6/20/96                      200                      8.435
       6/21/96                    5,000                      8.435
       6/24/96                      400                      8.435
       6/25/96                    3,500                      8.435
       6/26/96                      200                      8.435
       6/27/96                    3,800                      8.435
       6/28/96                      700                      8.435
       7/1/96                     1,800                      8.435
                                 ------
                                 35,600
                                 ======


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                                                          Page 6 of 7

                            SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                         KIMCO REALTY CORPORATION


                         By:/s/ Milton Cooper
                            --------------------------------------------
                           Name:Milton Cooper
                                ----------------------------------------
                           Title:Chairman and Chief Executive Officer
                                 ---------------------------------------

                           Dated:July 3, 1996
                                 ---------------------------------------

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                                                          Page 7 of 7

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         /s/ Milton Cooper
                         --------------------------------------
                         MILTON COOPER

                           Dated:July 3, 1996
                                 ------------------------------